UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TAPIMMUNE INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

876033200

(CUSIP Number)

Michael Gardner
c/o Baytree Capital Associates, LLC 40 Wall Street, 58th Floor New York, NY 10005

(212) 509-1700

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

May 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons. Michael Gardner
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,600,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,600,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.58%(1)
14	Type of Reporting Person IN

(1) Based on 73,861,754 shares of common stock, par value $.001, outstanding as of November 19, 2012, as set forth by the Issuer in its Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 19, 2012.

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of TapImmune, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1551 Eastlake Avenue East, Suite 100, Seattle, Washington 98102.

Item 2. Identity and Background

(a)	This statement is being filed by Michael Gardner (the “Reporting Person”).

(b)	The business address of the Reporting Person is: c/o Baytree Capital Associates LLC, 40 Wall Street, 58th Floor, New York, NY 10005.

(c)	The Reporting Person is the managing member of Baytree Capital Associates LLC, a financial advisory firm, located at 40 Wall Street, 58th Floor, New York, NY 10005.

(d)	During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On May 8, 2012, the Issuer entered into an agreement with the Reporting Person for business and financial consulting services (the “Consulting Agreement”). In accordance with the terms of the Consulting Agreement, the Issuer agreed to pay the Reporting Person in shares of its Common Stock equal to 9.9% of the fully diluted capitalization of the Issuer. On May 12, 2011, the Reporting Person was issued 5,600,000 shares of the Issuer’s Common Stock (the “Shares”).

Item 4. Purpose of Transaction

The Shares were acquired by the Reporting Person as compensation and for investment purposes only, in accordance with the Consulting Agreement referenced in Item 3.

Item 5. Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)	See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer, other than as disclosed herein, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2013	By:	/s/ Michael Gardner
	Name:	Michael Gardner

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